UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

GEOKINETICS INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
372910-10-9
(CUSIP Number)
Avista Capital Partners, L.P
65 East 55th Street, 18th Floor
New York, New York 10022
Telephone: (212) 593-6900
Attn: Ben Silbert, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Steven D. Rubin, Esq.
King & Spalding LLP
1100 Louisiana, Suite 4000
Houston, Texas 77002
(713) 751-3240
December 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,946,951 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,946,951 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,946,951 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners (Offshore), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,304,473 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,304,473 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,304,473 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS Avista Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,251,424 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,251,424 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,251,424 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer.
This Amendment No. 10 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P. (“Avista Offshore”) and Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”) and the Amendment No. 9 (“Amendment No. 9”) filed February 5, 2009, Amendment No. 8 (“Amendment No. 8”) filed January 9, 2009, Amendment No. 7 (“Amendment No. 7”) filed on July 28, 2008, Amendment No. 6 (“Amendment No. 6”) filed on January 16, 2008, the Amendment No. 5 (“Amendment No. 5”) filed on September 12, 2007, the Amendment No. 4 (“Amendment No. 4”) filed on July 18, 2007, the Amendment No. 3 (“Amendment No. 3”) filed on May 15, 2007, the Amendment No. 2 (“Amendment No. 2”) filed on December 15, 2006 and the Amendment No. 1 (“Amendment No. 1”) filed on October 5, 2006, all filed by the same parties (the “Filing Parties”).
The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and/or Amendment No. 9.
Item 3. Source and Amount of Funds or Other Consideration.
Avista and Avista Offshore acquired 158 and 42 additional shares of Common Stock, respectively, reported on this Amendment in Table I in Item 5(c), which were paid for in cash out of available capital of Avista and Avista Offshore. Avista paid approximately $489.80 and Avista Offshore paid approximately $130.20 for their respective additional shares of Common Stock reported on this Amendment. Such shares were acquired for total consideration of approximately $620.00 in open market transactions as listed in Item 5 below. Such amount includes commissions incurred in making the investments.
Pursuant to the Second Amended and Restated Certificate of Designation of Series B Senior Convertible Preferred Stock (the “Certificate”), filed with the Commission as Exhibit 1 to the Form 8-K filed by Geokinetics with the Commission on February 18, 2009, Avista and Avista Offshore have acquired (i) quarterly dividend payments on shares of Series B-1 Preferred Stock in the form of additional shares of Series B-1 Preferred Stock as shown in Table II in Item 5(c) and (ii) quarterly dividend payments on shares of Series B-2 Senior Convertible Preferred Stock (“Series B-2 Preferred Stock”, and together with Series B-2 Preferred Stock, the “Series B Preferred Stock”) in the form of shares of additional Series B-2 Preferred Stock as shown in Table II in Item 5(c). The value of each share of Series B-1 and Series B-2 Preferred Stock paid in lieu of cash is equal to the original issue price, which is $250.00 per share for each share of Series B-1 and Series B-2 Preferred Stock (as adjusted for stock splits, stock dividends or dilutions as described in the Certificate).
Item 4. Purpose of Transaction.
For a discussion of plans or proposals which the reporting persons have with respect to actions contemplated by Item 4(a)-(j), as applicable, please refer to the discussion of the Exchange Agreement in Item 6 and the Exhibits referenced therein.

Item 5. Interest in Securities of the Issuer.
Based on information set forth in the Company’s Form 10-Q, as filed with the Commission on November 9, 2009, there are 10,822,192 shares of Common Stock of the Company issued and outstanding as of November 2, 2009.
(a)
(1) Avista may be deemed to beneficially own in the aggregate 4,946,951 shares of Common Stock, comprised of 1,672,841 shares of Common Stock, 204,541 shares of the Series B-1 Preferred Stock which are convertible into 2,045,410 shares of Common Stock of the Company, 103,878 shares of the Series B-2 Preferred Stock which are convertible into 1,038,780 shares of Common Stock of the Company and 189,920 Warrants which can be exercised for 189,920 shares of Common Stock, collectively representing approximately 35.1% of the outstanding shares of Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,672,841 shares of Common Stock, 204,541 shares of the Series B-1 Preferred Stock, 103,878 shares of the Series B-2 Preferred Stock and 189,920 Warrants as a result of the relationships described in paragraph (b) (1) and (2) below.
(2) Avista Offshore may be deemed to beneficially own in the aggregate 1,304,473 shares of Common Stock, comprised of 441,113 shares of Common Stock, 53,936 shares of Series B-1 Preferred Stock which are convertible into 539,360 shares of Common Stock, 27,392 shares of Series B-2 Preferred Stock which are convertible into 273,920 shares of Common Stock and 50,080 Warrants which can be exercised for 50,080 shares of Common Stock, collectively representing approximately 11.2% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 441,113 shares of Common Stock, 53,936 shares of the Series B-1 Preferred Stock, 27,392 shares of the Series B-2 Preferred Stock and 50,080 Warrants as a result of the relationships described in paragraph (b) (1) and (3) below.
(3) Avista GP may be deemed to beneficially own in the aggregate 6,251,424 shares of Common Stock, comprised of 2,113,954 shares of Common Stock, 258,477 shares of Series B-1 Preferred Stock which are convertible into 2,584,770 shares of Common Stock, 131,270 shares of Series B-2 Preferred Stock which are convertible into 1,312,700 shares of Common Stock and 240,000 Warrants which can be exercised for 240,000 shares of Common Stock, collectively representing approximately 41.8% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,113,954 shares of Common Stock, 258,477 shares of the Series B-1 Preferred Stock, 131,270 shares of the Series B-2 Preferred Stock and 240,000 Warrants as a result of the relationships described in paragraphs (b) (1), (2) and (3) below.
(b)
(1) Of the 2,113,954 shares of Common Stock, 258,477 shares of the Series B-1 Preferred Stock, 131,270 shares of the Series B-2 Preferred Stock and 240,000 Warrants for which Avista GP has shared voting and dispositive power, none of such securities are held of record by Avista GP. Avista holds of record 1,672,841 shares of Common Stock, 204,541 shares of the Series B-1 Preferred Stock, 103,878 shares of the Series B-2 Preferred Stock and 189,920 Warrants. Avista Offshore holds of record 441,113 shares of Common Stock, 53,936 shares of the Series B-1 Preferred Stock, 27,392 shares of the Series B-2 Preferred Stock and 50,080 Warrants. Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock, Series B Preferred Stock and Warrants owned of record by Avista and Avista Offshore.

(2) Of the 1,672,841 shares of Common Stock, 204,541 shares of the Series B-1 Preferred Stock, 103,878 shares of the Series B-2 Preferred Stock and 189,920 Warrants for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.
(3) Of the 441,113 shares of Common Stock, 53,936 shares of the Series B-1 Preferred Stock, 27,392 shares of the Series B-2 Preferred Stock and 50,080 Warrants for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.
Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock or Warrants) not owned by it of record.
(c)
Since the filing of Amendment No. 9, the Filing Parties have made the following purchases of Common Stock on the open market (each of which has been effected by the Filing Parties):
Table I

		Total Number of Shares	Number of Shares	Number of Shares
Transaction	Transaction	Purchased by Avista	Purchased by	Purchased by	Price per
Type	Date	and Avista Offshore	Avista	Avista Offshore	Share ($)
Market Purchase	2/9/2009	200	158	42	$3.10
Since the filing of Amendment No. 9, the Filing Parties have acquired the following shares of Series B Preferred Stock as quarterly dividend payments on shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock in the form of additional shares of Series B-1 Preferred Stock and Series B-2 Preferred Stock, respectively, pursuant to the Certificate (as defined in Item 3):
Table II

		Total Number of Shares		Number of Shares
		Acquired by Avista and	Number of Shares	Acquired by Avista
Type of Derivative Security	Date of Dividend	Avista Offshore	Acquired by Avista	Offshore
Series B-1 Preferred Stock	3/15/2009	4,870	3,854	1,016
Series B-1 Preferred Stock	6/15/2009	4,968	3,932	1,036
Series B-1 Preferred Stock	9/15/2009	5,067	4,010	1,057
Series B-2 Preferred Stock	3/15/2009	2,473	1,957	516
Series B-2 Preferred Stock	6/15/2009	2,522	1,996	526
Series B-2 Preferred Stock	9/15/2009	2,573	2,036	537
(d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Warrants held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
As disclosed in its Form 8-K, filed with the Commission on December 4, 2009, Geokinetics entered into a definitive purchase agreement, dated on December 3, 2009 (the “Purchase Agreement”), with Petroleum Geo-Services ASA and certain of its subsidiaries (“PGS”) under which Geokinetics has agreed to acquire the onshore seismic data acquisition and multi-client data library business of PGS in a cash and stock transaction (the “Transaction”). In connection with the Transaction, Geokinetics, and Avista, Avista Offshore and Levant America S.A. (the “Series B Preferred Stock Holders”), have agreed to amend the terms of the Series B Preferred Stock in order to facilitate the Transaction and the contemplated financing thereof (the “Financing”).
The Exchange Agreement amends the Series B-1 Preferred Stock to, among other things, extend the date that the holders of Series B-1 Preferred Stock may call for mandatory redemption and the date through which Geokinetics may elect to pay dividends in kind to a date to be determined between December 2015 and March 31, 2016, with the exact date to be determined at the completion of the Financing. In addition, the dividend rate on the Series B-1 Preferred Stock has been amended from 8% to 9 3/4% and the conversion price has been adjusted from $25 to $20, subject to certain restrictions and further adjustment provisions.
The Series B-2 Preferred Stock held by Avista will be exchanged for a new redeemable Series C Preferred Stock with no Common Stock conversion feature. The Series C Preferred Stock will have a dividend rate of 1.5% above the yield on any high yield notes issued in connection with the Financing, or 12% under certain circumstances, and will be redeemable at a date to be determined between December 2015 and March 31, 2016, with the exact date to be determined at the completion of the Financing. Dividends on the Series C Preferred Stock may be paid in cash or may accrue. In addition, Geokinetics will issue the holders of its Series B-2 Preferred Stock 750,000 shares of its Common Stock and will pay an affiliate of the Filing Parties a cash fee of 2% of the liquidation amount, plus accrued and unpaid dividends of the Series B Preferred Stock. Furthermore, pursuant to the Exchange Agreement, Avista and Avista Offshore have consented to an expansion of the Board of Directors of Geokinetics from seven to nine members and have agreed to vote for two persons as directors of Geokinetics selected by PGS at the annual meeting of the stockholders of Geokinetics in 2010 and 2011.
The foregoing description is a summary of the material terms of the Exchange Agreement, does not purport to be complete, and is qualified in its entirety by reference to the Exchange Agreement which is an Exhibit hereto. The transactions contemplated by the Exchange Agreement will be consummated on the earlier to occur of the closing of the Transaction or a public offering of Common Stock of Geokinetics by June 10, 2009.
Item 7. Material to be Filed As Exhibits.
Amendment and Exchange Agreement dated December 2, 2009, among Avista Capital Partners (Offshore), L.P. Avista Capital Partners, L.P., Levant, S.A. and Geokinetics, Inc (incorporated by reference from Exhibit 10.2 to the Form 8-K of Geokinetics filed with the Securities and Exchange Commission December 4, 2009).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: December 9, 2009	AVISTA CAPITAL PARTNERS, L.P.
	By:	AVISTA CAPITAL PARTNERS, GP, LLC, its general partner

	By:	/s/ Ben Silbert, General Counsel
		Name:	Ben Silbert
		Title:	General Counsel

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: December 9, 2009	AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.
	By:	AVISTA CAPITAL PARTNERS, GP, LLC, its general partner

	By:	/s/ Ben Silbert, General Counsel
		Name:	Ben Silbert
		Title:	General Counsel

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: December 9, 2009	AVISTA CAPITAL PARTNERS GP, LLC
	By:	/s/ Ben Silbert, General Counsel
		Name:	Ben Silbert
		Title:	General Counsel